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MAY 30 2012

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SECUR  12063189 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Jul 25, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ICAP Corporates LLC
Index
March 31, 2012



Report of Independent Auditors

To the Member of
ICAP Corporates LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of ICAP Corporates LLC (the "Company") at March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.17 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 24, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2012

(dollars in thousands)

Assets		
Cash and cash equivalents	$	43,139
Cash segregated under federal regulations		7,503
Deposits with clearing organizations		18,431
Securities owned, at cost, not readily marketable		793
Receivable from brokers, dealers and clearing organizations		1,357,387
Commissions receivable, net of allowance for doubtful accounts of $1,012		18,028
Receivable from customers		36,841
Receivable from affiliates		139
Goodwill		2,312
Intangible assets, net of accumulated amortization of $335		873
Prepaid expenses and other assets		21,673
Total assets	$	1,507,119
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	1,354,628
Securities sold, not yet purchased, at fair value		1,790
Payable to customers		28,336
Payable to affiliates		2,782
Accrued expenses and accounts payable		18,380
Total liabilities		1,405,916
Commitments and contingencies (Note 7)		
Member's equity		101,203
Total liabilites and member's equity	$	1,507,119

The accompanying notes are an integral part of these financial statements.

ICAP Corporates LLC
Statement of Income
Year Ended March 31, 2012

(dollars in thousands)

Revenues	
Commissions	$ 159,361
Stock loan fees, net	5,164
Interest	15
Other	338
Total revenues	164,878
Expenses	
Compensation and related costs	112,259
Communications and network lines	10,995
Travel and entertainment	6,151
Clearance and floor brokerage	3,179
Depreciation and amortization	21
Allocated charges from affiliate	22,681
Seat Lease	112
Other	8,921
Total expenses	164,319
Net income	$ 559

The accompanying notes are an integral part of these financial statements.

ICAP Corporates LLC
Statement of Changes in Member's Equity
Year Ended March 31, 2012

(dollars in thousands)

Balance, March 31, 2011	$ 83,617
Contributions (Note 1)	24,127
Distributions	(7,100)
Net income	559
Balance, March 31, 2012	$ 101,203

The accompanying notes are an integral part of these financial statements.

ICAP Corporates LLC
Statement of Cash Flows
Year Ended March 31, 2012

(dollars in thousands)

Cash flows from operating activities		
Net income		$ 559
Adjustments to reconcile net income to net cash provided by operating activities		
Non-cash changes included in net income		
Depreciation and amortization	$ 21	
Provision for bad debt	622	
(Increase) decrease in operating assets		
Cash segregated under federal regulations	499	
Deposits with clearing organizations	(5,764)	
Receivable from brokers, dealers and clearing organizations	(243)	
Commissions receivable	831	
Receivable from customers - net	48,925	
Receivable from affiliates	560	
Prepaid expenses and other assets	2,127	
Increase (decrease) in operating liabilities		
Payable to brokers and dealers	44,550	
Securities sold, not yet purchased, at fair value	1,786	
Payable to customers	(84,816)	
Payable to affiliates	1,413	
Accrued expenses and accounts payable	(7,415)	
Total adjustments		3,096
Net cash provided by operating activities		3,655
Cash flows from investing activities:		
Purchase of intangible assets	(830)	
Net cash used in investing activities		(830)
Cash flows from financing activities		
Distributions from member's equity	(7,100)	
Net cash used in financing activities		(7,100)
Net decrease in cash and cash equivalents		(4,275)
Cash and cash equivalents		
Beginning of year		47,414
End of year		$ 43,139
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 77

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

On October 1, 2011, ICAP Futures LLC ("Futures") merged into the Company. The merger resulted in the addition of the futures business to the Company without changing the Company's existing securities business. The financial positions for both the Company and Futures have been presented as if the transfer of ownership interests had occurred on April 1, 2011 at their carrying values (see note 10). The total equity of the Company and Futures at April 1, 2011 was $83,617 and $24,127 respectively.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Additionally the Company is registered as a non-clearing futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company has four trading licenses with the New York Stock Exchange ("NYSE"), and is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. The Company operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company is also registered as a National Association of Securities Dealers Automated Quotation System ("NASDAQ") market maker, and provides direct market access services. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

(dollars in thousands)

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss. Profits or losses from these transactions are recognized by the Company and reflected in other revenue in the Statement of Income. During the year ended March 31, 2012 the Company earned profits of approximately $539 related to these transactions.

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and

(dollars in thousands)

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2012 include approximately $41,018 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $41,002 is held in one financial institution.

(b) Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $12, which are included in the securities owned, at cost, not readily marketable on the Statement of Financial Condition.

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $781, which are included in securities owned, at cost, not readily marketable on the Statement of Financial Condition.

(c) Securities Transactions

Securities owned are recorded at fair value. Unrealized gains and losses are reflected in the Statement of Income. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables or payables from brokers, dealers and clearing organizations in the Statement of Financial Condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition.

Stock loan fees of $5,164 on securities borrowed and securities loaned transactions are recorded on a net basis. On a gross basis, interest earned on securities borrowed transactions amounted to approximately $22,233 and interest expense on securities loaned transactions amounted to approximately $17,069.

(dollars in thousands)

(e) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform a qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company elected to continue to perform a quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2012.

Identifiable intangible assets consist of customer lists and are amortized over four to five years. Amortization expense associated with identifiable intangible assets was $21 for the year ended March 31, 2012.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-ons and advances which are amortized over the life of the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(h) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $5,500 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of introducing broker-dealers ("PAIB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2012 cash in the amount of $2,003 has been segregated in PAIB reserve account.

(dollars in thousands)

4. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

	Receivable		Payable
Deposits paid for securities borrowed	$ 1,266,478	Deposits received for securities loaned	$ 1,269,067
Fail-to-deliver	73,455	Fail-to-receive	82,555
Other	17,454	Other	3,006
	$ 1,357,387		$ 1,354,628

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2012 include approximately $14,849 of accrued compensation and related expenses, and $3,531 of other accrued expenses.

7. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2012 by depositing one uncollateralized letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

(dollars in thousands)

8. Net Capital Requirements

As a registered broker-dealer and member of FINRA and the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2012 the Company had net capital of approximately $50,659, which exceeded the minimum requirement of $1,167 by approximately $49,492.

As a registered non-clearing FCM, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At March 31, 2012 the Company had net capital of $50,659 which was $49,492 in excess of the minimum net capital requirements of the Act.

9. Income Taxes

The Company is a single member limited liability company which is owned by a partnership; and therefore is a disregarded entity for US income tax purposes. Historically the Company has included tax provisions on its Financial Statements and regulatory filings. During the year ended March 31, 2012 the Company's management reviewed its accounting policies relating to tax provisions. As a result of the review, and pursuant to Treasury Rule 301.7701- 3 management determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax; and therefore the Company is not required to record tax provisions on its Financial Statements or regulatory filings. The Company has determined that the improper recognition of a tax provision in prior years is not material to previously issued financial statements and had no impact to regulatory capital. However, the Company has revised its previously issued financial statements not presented herein.

In lieu of recording an income tax provision, the Company declares and pays regular dividends up to its US taxpaying owner, INAI. The dividends allow INAI to make tax payments attributable to the Company's income passed through to INAI. During the year ended March 31, 2012 the Company paid $2,900 in dividends up to INAI to cover taxes attributable to the Company's income.

10. Pooling of Assets

In accordance with the accounting guidance for business combinations involving entities under common control, the Company has accounted for the merger of Futures into the Company as a pooling of assets. This resulted in all the income and expenses of Futures for the year being added to the Company's Statement of Income. The effect of this treatment on the Statement of Income is disclosed below.

(dollars in thousands)

Pro Forma Statement of Income

	ICAP Corporates LLC FY 2012	ICAP Futures LLC FY 2012	Pooling accounting as of 3/31/12
Total Revenue:	$ 143,523	$ 21,355	$ 164,878
Compensation and related costs	98,071	14,188	112,259
Communications and network lines	8,636	2,359	10,995
Travel and entertainment	5,478	673	6,151
Clearance and floor brokerage	2,422	757	3,179
Depreciation and amortization	10	11	21
Allocated charges from affiliate	20,676	2,005	22,681
Seat lease	80	32	112
Other	8,368	553	8,921
Total Expenses:	$ 143,741	$ 20,578	$ 164,319
Net Income	$ (218)	$ 777	$ 559

The pooling of the Company's interest in Futures impacted net capital, and is discussed below.

Pro Forma Computation of Net Capital

	ICAP Corporares LLC Standalone Net capital	ICAP Futures LLC Net capital	Consolidated Net capital as of 3/31/12
Member's Equity	$ 76,514	$ 24,689	$ 101,203
Total deductions and/or charges	(32,289)	(17,363)	(49,652)
Net Capital before haircuts on securities posistions	44,225	7,326	51,551
Less: Haircuts on securities positions	(590)	(302)	(892)
Net Capital	$ 43,635	$ 7,024	$ 50,659

11. Employee Benefits

The Company participates in an affiliate's trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning on January 1, 2009 the Company suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold. Company contributions amounted to approximately $20 for the year ended March 31, 2012 and are included in compensation and related costs in the Statement of Income.

(dollars in thousands)

12. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's securities sold, but not yet purchased at fair value, typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

The Company's cash and cash equivalents include short-term highly liquid money market mutual funds of $41,018, which are quoted on a national exchange and therefore considered Level 1 assets.

The Company estimates that the carrying value of its remaining financial instruments recognized on the Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short-term in nature.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2012 the Company did not have any transfers between Levels.

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,223,953 and received cash or other collateral with a value of approximately $1,269,067. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the

(dollars in thousands)

security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $1,224,109, and has given cash or other collateral with a value of approximately $1,266,478. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2012 the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2012 was approximately $1,501,518 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled in the following month.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

14. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). During the year ended March 31, 2012 the Company incurred fees of approximately $22,681 under this agreement and has a payable of approximately $1,729 relating to these fees.

The Company clears its U.S. Government securities transactions through an affiliate. In addition, the Company provides clearing services for foreign and domestic affiliates. During the year ended March 31, 2012, the Company recognized fees of approximately $17. No receivables or payables are currently outstanding.

The Company has payables to affiliates of $497 relating to commissions collected on the affiliates behalf.

Additionally the Company has receivables due from an affiliate of $39 relating to futures commissions collected by the affiliate on behalf of the Company.

(dollars in thousands)

Receivable from affiliates includes $100 which represents an escrow deposit with the New York Mercantile Exchange in the name of affiliate ICAP Floor Brokering Inc.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

Amounts receivable from affiliates are non-interest bearing and due on demand.

15. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation; the full extent of the impact such requirements will have on the Company's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, the functioning of interdealer brokers ("IDBs") in these markets and capital requirements. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

16. Subsequent Events

The Company has performed an evaluation of subsequent events through May 24, 2012. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2012 or for the year then ended.

ICAP Corporates LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2012

Supplemental Schedule I

(dollars in thousands)

Member's Equity		$ 101,203
Less: Deductions and/or charges		
Nonallowable assets		
Prepaid expenses and other assets	$ 54	
Commissions receivable	18,034	
Unsecured portion of receivable from customers	1,241	
Sign-ons & Advances	20,726	
Other receivables	6,593	
Total nonallowable assets		46,648
Aged fails-to-deliver (4 items)	2,035	
Other charges	969	3,004
Total deductions and/or charges		49,652
Other Additions and/or allowable credits		-
Net capital before haircuts on securities positions		51,551
Less: Haircuts on securities positions		892
Net capital		50,659
Minimum net capital requirement - the greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 or $1,000		1,167
Excess net capital		$ 49,492
Ratio of net capital to aggregate debits		0.86 to 1

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2012, filed on May 21, 2012.

ICAP Corporates LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
March 31, 2012 — Supplemental Schedule II

(dollars in thousands)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	27,237
Customers' securities failed-to-receive		28,851
Market value of short securities and credits in all suspense accounts over 7 calendar days		1,607
Total credits		57,695
Debit balances		
Debit balances in customers' cash accounts		35,207
Securities borrowed to make delivery on customers' securities failed-to-deliver		-
Failed-to-deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		23,133
Total debits		58,340
Less 3%		(1,750)
Total debits		56,590
Excess of total credits over total debits	$	1,105
Amount of cash on deposit in special reserve bank account at March 31, 2012	$	5,500

Statement Pursuant to Paragraph(d)(4) of SEC Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited Form X-17A-5 Part II FOCUS, filed on May 21, 2012.

ICAP Corporates LLC
Information Relating to Possession or Control Requirements
Pursuant to SEC Rule 15c3-3
March 31, 2012

Supplemental Schedule III

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

   (a) Number of items - None

   (b) Market value - None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

   (a) Number of items - None

   (b) Market value - None

ICAP Corporates LLC
Computation of Net Capital Pursuant to Regulation 1.17 Under the Commodity Exchange Act
March 31, 2012

Supplemental Schedule IV

(dollars in thousands)

Member's Equity		$ 101,203
Less: Deductions and/or charges		
Nonallowable assets		
Prepaid expenses and other assets	$ 54	
Commission receivable	18,034	
Unsecured portion of receivable from customers	1,241	
Sign-ons & advances	20,726	
Other receivables	6,593	
Total nonallowable assets		46,648
Aged fails-to-deliver (4 items)		2,035
Other deductions and/or charges		969
Total deductions and/or charges		49,652
Other Additions and/or allowable credits		-
Net capital before haircuts on securities positions		51,551
Less: Haircuts on securities positions		892
Net capital		50,659
Minimum net capital requirement - the greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 or $1,000		1,167
Excess Net capital		$49,492

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between the amounts presented above and the amounts the Company reported in the March 31, 2012 amended unaudited Form 1-FR, filed on May 21, 2012.



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